UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6–K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of April 2015

Commission File Number 001-31583

NAM TAI PROPERTY INC.

(Translation of registrant’s name into English)

Namtai Industrial Estate East

2 Namtai Road, Gushu, Xixiang

Baoan District, Shenzhen

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b); 82-                    .

Notice of 2015 Annual Meeting of Shareholders

NAM TAI PROPERTY INC.

Chairman’s Message

April 30, 2015

Dear Shareholders:

I am pleased to invite you to attend the 2015 Annual Meeting of Shareholders of Nam Tai Property Inc., to be held on Friday, June 5, 2015 at 11:30 a.m. (China Standard Time) at the Company’s Shenzhen offices in the location of Namtai Industrial Estate, 2 Namtai Road, Gushu, Xixiang Street, Baoan District, Shenzhen, People’s Republic of China.

At the meeting, shareholders will vote on the following matters either by proxy or in person:

1.	Election of the six Directors to serve for the ensuing year;

2.	Ratification of the appointment of Moore Stephens CPA Limited as independent registered public accounting firm for 2015; and

3.	Considering and act upon such other business as may properly come before the Meeting or any adjournment thereof.

Your vote is important. Whether or not you plan to attend the Annual Meeting in person, I urge you to vote your proxy as soon as possible to ensure that your shares are represented. The Board of Directors recommends that you vote “FOR” the proposals.

Thank you for your continued support of Nam Tai Property Inc.

Ming Kown Koo

Chairman of the Board of Directors

NAM TAI PROPERTY INC.

Shenzhen Office:

Namtai Industrial Estate,

2 Namtai Road, Gushu, Xixiang Street,

Baoan, Shenzhen

People’s Republic of China

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

June 5, 2015

The Annual Meeting of Shareholders (the “Meeting”) of Nam Tai Property Inc. (the “Company”) will be held at 11:30 a.m. (China Standard Time) at the Company’s Shenzhen offices in the location of Namtai Industrial Estate, 2 Namtai Road, Gushu, Xixiang Street, Baoan District, Shenzhen, People’s Republic of China, for the following purposes:

1.	To elect six (6) members of the Board of Directors to serve for the ensuing year; the nominees are Mr. Ming Kown Koo, Mr. Charles Chu, Mr. Peter R. Kellogg, Dr. Wing Yan (William) Lo, Mr. Mark Waslen and Mr. Lorne Waldman; the Board of Directors recommends that you vote “FOR” this proposal;

2.	To ratify the appointment of Moore Stephens CPA Limited as independent registered public accounting firm of the Company for the year ending December 31, 2015; the Board of Directors recommends that you vote “FOR” this proposal; and

3.	To consider and act upon such other business as may properly come before the Meeting or any adjournment thereof.

Only holders of common shares of record at the close of business on April 24, 2015 will be entitled to vote at the Meeting. Regardless of your plan to attend or not attend the Meeting, please vote either by phone or over the internet or complete the enclosed proxy card and sign, date and return it promptly in the enclosed postage paid envelope. Sending in your proxy will not prevent you from voting in person at the Meeting.

Please refer to our annual report for 2014 for information related to the proposals. The annual report is available without charge by e-mail to kevin@cameronassoc.com or by written request to Mr. Kevin McGrath, the Company’s Investor relations at 535 Fifth Avenue, 24th floor. New York, NY 10017. It is also available from the Company’s website at http://www.namtai.com/ and SEC’s website at http://www.sec.gov.

By order of the Board of Directors,

Ming Kown Koo
Chairman of the Board of Directors

Dated April 30, 2015

INVESTOR INFORMATION
SHAREHOLDERS’ MEETING	INVESTOR RELATIONS	PRC HEADQUARTERS AND PRINCIPAL EXECUTIVE OFFICE
The Annual Meeting of Shareholders will be held at 11:30 a.m. (China Standard Time) at the Company’s Shenzhen offices in the location of Namtai Industrial Estate, 2 Namtai Road, Gushu, Xixiang Street, Baoan District, Shenzhen, People’s Republic of China.	Cameron Associates, Inc. Mr. Kevin McGrath, 535 Fifth Avenue, 24th Floor New York, NY 10017 Telephone: (212) 245-4577 Email: kevin@cameronassoc.com	Namtai Industrial Estate, 2 Namtai Road, Gushu, Xixiang Street, Baoan District, Shenzhen People’s Republic of China Telephone: (86 755) 3388-1111 Facsimile: (86 755) 2747-2636

STOCK LISTING	HONG KONG OFFICE	REGISTERED OFFICE
The shares of Nam Tai Property Inc. are traded on the New York Stock Exchange under the stock symbol “NTP”.	NAM TAI HOLDINGS LIMITED Unit 1201, 12th Floor, Tower 1, Lippo Centre, 89 Queensway, Admiralty, Hong Kong Telephone: (852) 2341-0273 Facsimile: (852) 2263-1001	NAM TAI PROPERTY INC. McNamara Chambers PO Box 3342, Road Town, Tortola British Virgin Islands Telephone: (284) 494-2810 Facsimile: (284) 494-4957

TRANSFER AGENT AND REGISTRAR	PRINCIPAL BANKS

Communications regarding change of address, transfer of common shares, or lost certificates should be directed to:

Computershare Shareholder Services
P.O. Box 30170 College Station
TX 77842, USA
Telephone: (800) 522-6645
Website: www-us.computershare.com

	THE HONGKONG AND SHANGHAI BANKING CORPORATION LIMITED BANK OF SHANGHAI (HONG KONG) LIMITED	CHINA MERCHANTS BANK CHINA CONSTRUCTION BANK

US COUNSEL	WEBSITE	INDEPENDENT AUDITORS
JONES DAY	www.namtai.com	MOORE STEPHENS CPA LIMITED
Hong Kong		Hong Kong

NAM TAI PROPERTY INC.

IMPORTANT ANNUAL MEETING INFORMATION

Electronic Voting Instructions

Available 24 hours a day, 7 days a week!

Instead of mailing your proxy, you may choose one of the voting methods outlined below to vote your proxy.

VALIDATION DETAILS ARE LOCATED BELOW IN THE TITLE BAR.

Proxies submitted by the Internet or telephone must be received by 3:00 p.m., Eastern Time, on June 4, 2015.

Vote by Internet

- Go to **www.investorvote.com/NTP**
- Or scan the QR code with your smartphone
- Follow the steps outlined on the secure website

Vote by telephone

- Call toll free 1-800-652-VOTE (8683) within the USA, US territories & Canada on a touch tone telephone
- Follow the instructions provided by the recorded message

Using a **black ink** pen, mark your votes with an **X** as shown in this example. Please do not write outside the designated areas. ☒

Annual Meeting Proxy Card

IF YOU HAVE NOT VOTED VIA THE INTERNET OR TELEPHONE, FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE.

A Proposals — The Board of Directors recommends a vote FOR Items 1 and 2.

1. Election of Directors:

01 - Ming Kown Koo	02 - Charles Chu	03 - Peter R. Kellogg
04 - William Lo	05 - Mark Waslen	06 - Lorne Waldman

☐ **Mark here to vote FOR all nominees**

☐ **Mark here to WITHHOLD vote from all nominees**

☐ **For All EXCEPT** - To withhold authority to vote for any nominee(s), write the name(s) of such nominee(s) below.

____

	For	Against	Abstain
2. Ratification of the appointment of Moore Stephens CPA Limited as independent registered public accounting firm of the Company for the year ending December 31, 2015.	☐	☐	☐

B Non-Voting Items

Change of Address — Please print your new address below.

Comments — Please print your comments below.

Mark here if you no longer wish to receive paper annual meeting materials and instead view them online. ☐

Meeting Attendance Mark the box to the right if you plan to attend the Annual Meeting. ☐

C Authorized Signatures — This section must be completed for your vote to be counted. — Date and Sign Below

(Please date this proxy and sign your name as it appears on your stock certificate(s). Executors, administrators, trustees, etc. should give their full titles. All joint owners should sign.)

Date (mm/dd/yyyy) — Please print date below.	Signature 1 — Please keep signature within the box.	Signature 2 — Please keep signature within the box.
/ /

IF YOU HAVE NOT VOTED VIA THE INTERNET OR TELEPHONE, FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE.

REVOCABLE PROXY — NAM TAI PROPERTY INC. ANNUAL MEETING OF SHAREHOLDERS

JUNE 5, 2015

THIS PROXY IS BEING SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS OF THE COMPANY

The undersigned shareholder(s) of Nam Tai Property Inc. hereby nominate, constitute and appoint Mark Waslen and Ming Kown Koo, and each of them, each with the power to appoint his substitute, and hereby authorizes him to represent the undersigned and to vote, as designated below, all Common Shares of Nam Tai Property Inc. standing in my (our) name on its books on April 24, 2015 at the Annual Meeting of Shareholders to be held 11:30 a.m. China Standard Time on Friday, June 5, 2015 at Namtai Industrial Estate East, 2 Namtai Road, Gushu, Xixiang, Baoan District, Shenzhen, People’s Republic of China, and at any adjournment thereof.

(The Board of Directors recommends a vote FOR Items 1 and 2.)

In his discretion, each proxy is authorized to vote upon all other matters as may properly be brought before the meeting or any adjournment thereof, with all powers that the undersigned would possess if personally present.

This proxy when properly executed will be voted in the manner directed herein by the above shareholder(s).

PLEASE PROVIDE YOUR INSTRUCTIONS TO VOTE BY TELEPHONE OR THE INTERNET OR COMPLETE, DATE, SIGN, AND MAIL THIS PROXY CARD PROMPTLY IN THE ENCLOSED POSTAGE-PAID ENVELOPE.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAM TAI PROPERTY INC.

Date: April 30, 2015	By:	/s/ M.K. Koo
		Name:	M. K. Koo
		Title:	Executive Chairman and Chief Financial Officer